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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Barnes & Noble, Inc.
(Name of Subject Company (Issuer))

Chapters Merger Sub Inc.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Chapters Holdco Inc.
(Name of Filing Persons (Parent))

Elliott Associates, L.P.
Elliott International, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

067774109
(CUSIP Number of Class of Securities)

Chapters Merger Sub Inc.
c/o Elliott Management Corporation
40 West 57th Street
New York, New York 10019
Attention: Elliot Greenberg
Telephone: (212) 974-6000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey J. Rosen
Michael A. Diz
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$490,240,127.00	$59,417.10

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 73,206,809 shares of common stock, par value $0.001 per share (the "Shares"), of Barnes & Noble, Inc., a Delaware corporation ("Barnes & Noble"), issued and outstanding, multiplied by the offer price of $6.50 per share; (ii) 1,176,929 Shares reserved for issuance upon the settlement of outstanding Barnes & Noble restricted stock unit awards ("RSUs") multiplied by the offer price of $6.50 per Share; (iii) 1,037,820 Shares reserved for issuance upon settlement of outstanding Barnes & Noble performance stock unit awards ("PSUs") multiplied by the offer price of $6.50 per Share; (iv) and 0 Shares issuable pursuant to outstanding options ("Options") with an exercise price less than the offer price of $6.50 per Share, multiplied by the offer price of $6.50 per share minus the exercise price for each such option. The foregoing share figures have been provided by Barnes & Noble to the Offeror and are as of July 5, 2019, the most recent practicable date.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by Chapters Merger Sub Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation ("Parent"), which is controlled by Elliott Associates, L.P., a Delaware limited partnership ("Elliott Associates"), and Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International" and together with Elliott Associates, the "Sponsors"). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $6.50 per Share (the "Offer Price"), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Parent, the Offeror and Barnes & Noble, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of June 6, 2019, by and among Parent, the Offeror and Barnes & Noble, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section entitled "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Barnes & Noble, Inc., a Delaware corporation. Barnes & Noble's principal executive offices are located at 122 Fifth Avenue, New York, New York 10011. Barnes & Noble's telephone number is (212) 633-3300.

        (b)   This Schedule TO relates to the outstanding Shares. Barnes & Noble has advised the Offeror and Parent that, as of July 5, 2019 (the most recent practicable date) 73,206,809 Shares were issued and outstanding.

        (c)   The information set forth in Section 6 (entitled "Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)-(c) This Schedule TO is filed by the Offeror and Parent. The information set forth in Section 9 (entitled "Certain Information Concerning the Offeror, Parent and the Sponsors") of the Offer to Purchase and Schedule A to the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i)-(viii), (xii), (a)(2)(i)-(iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  "The Tender Offer—Section 1—Terms of the Offer"

  •
  "The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares"

  •
  "The Tender Offer—Section 3—Procedures for Tendering Shares"

  •
  "The Tender Offer—Section 4—Withdrawal Rights"

  •
  "The Tender Offer—Section 5—Certain U.S. Federal Income Tax Consequences"

  •
  "The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents"

  •
  "The Tender Offer—Section 12—Sources and Amount of Funds"

  •
  "The Tender Offer—Section 13—Conditions of the Offer"

  •
  "The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals"

  •
  "The Tender Offer—Section 16—Appraisal Rights"

  •
  "The Tender Offer—Section 18—Miscellaneous"

        (a)(1)(ix)-(xi), (a)(2)(v)-(vi) Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  "The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsors"

  •
  "The Tender Offer—Section 10—Background of the Offer; Contacts with Barnes & Noble"

  •
  "The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents"

  •
  Schedule A

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  "The Tender Offer—Section 7—Certain Effects of the Offer"

  •
  "The Tender Offer—Section 10—Background of the Offer; Contacts with Barnes & Noble"

  •
  "The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents"

  •
  Schedule A

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  "The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents"

  •
  "The Tender Offer—Section 12—Source and Amount of Funds"

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsors"

  •
  Schedule A

        (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsors"

  •
  Schedule A

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  "The Tender Offer—Section 3—Procedures for Tendering Shares"

  •
  "The Tender Offer—Section 10—Background of the Offer; Contacts with Barnes & Noble"

  •
  "The Tender Offer—Section 17—Fees and Expenses"

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsors"

  •
  "The Tender Offer—Section 10—Background of the Offer; Contacts with Barnes & Noble"

  •
  "The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents"

        (a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents"

  •
  "The Tender Offer—Section 13—Conditions of the Offer"

  •
  "The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals"

        (a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 13—Conditions of the Offer"

  •
  "The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals"

        (a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 7—Certain Effects of the Offer"

        (a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  "The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals"

        (c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference

ITEM 12.    EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 9, 2019.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on July 9, 2019.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated June 7, 2019 (incorporated by reference to Exhibit 99.1 to Barnes & Noble's Current Report on Form 8-K, filed on June 7, 2019).
(b)(1)
Debt Commitment Letter, dated as of June 6, 2019, by and among Parent, the Offeror, Wells Fargo Bank, National Association ("Wells Fargo"), Bank of America, N.A. ("BANA"), BofA Securities, Inc. ("BofA"), Carlyle Global Credit Investment Management L.L.C. ("Carlyle") and Pathlight Capital Fund I LP ("Pathlight") (the "Debt Commitment Letter")*
(b)(2)	Joinder to the Debt Commitment Letter, dated as of June 21, 2019, by and among Parent, the Offeror, Wells Fargo, BANA, BofA, Carlyle, Pathlight, Suntrust Robinson Humphrey, Inc. and SunTrust Bank.*
(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Parent, the Offeror and Barnes & Noble (incorporated by reference to Exhibit 2.1 to Barnes & Noble's Current Report on Form 8-K, filed on June 24, 2019).
(d)(2)	Amended and Restated Equity Commitment Letter, dated as of June 24, 2019, by and among Parent, Elliott Associates and Elliott International. *

Exhibit No.	Description
(d)(3)	Amended and Restated Limited Guarantee, dated as of June 24, 2019, by and among Barnes & Noble, Elliott Associates and Elliott International.*
(d)(4)
Amended and Restated Voting and Support Agreement, dated as of June 24, 2019, by and among Barnes & Noble (as to Sections 7 and 9 through 19 only), Parent, Leonard Riggio, Louise Riggio, LRBKS Holdings, Inc. and The Riggio Foundation (incorporated by reference to Exhibit 10.1 to Barnes & Noble's Current Report on Form 8-K, filed on June 24, 2019).
(d)(5)	Confidentiality Agreement, dated as of February 25, 2019, by and between Barnes & Noble and Elliott Advisors (UK) Ltd.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAPTERS MERGER SUB INC.
By:	/s/ ELLIOT GREENBERG
	Name:	Elliot Greenberg
	Title:	President
CHAPTERS HOLDCO INC.
By:	/s/ ELLIOT GREENBERG
	Name:	Elliot Greenberg
	Title:	President
ELLIOTT ASSOCIATES, L.P.
By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner
By:	/s/ ELLIOT GREENBERG
	Name:	Elliot Greenberg
	Title:	Vice President
ELLIOTT INTERNATIONAL, L.P.
By:	Hambledon, Inc., its General Partner
By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact
By:	/s/ ELLIOT GREENBERG
	Name:	Elliot Greenberg
	Title:	Vice President

Dated: July 9, 2019

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES